UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER'S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1 - 10230

Benetton Group S.p.A.
(Exact name of registrant as specified in its charter)

Via Villa Minelli 1, 31050 Ponzano Veneto (TV), Italy
+39-0422-519111
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

American Depositary Shares,
(each representing two ordinary shares with a par value of EURO 1.30 each)
(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) X

(for equity securities)

Rule 12h-6(d) □

(for successor registrants)

Rule 12h-6(c) □

(for debt securities)

Rule 12h-6(i) □

(for prior Form 15 filers)

General

This Form 15F relates to American Depositary Shares ("ADSs") each representing two of our ordinary shares. In accordance with the requirements of Rule 12h-6(a), all trading volume data is presented by reference to the trading volume of our ordinary shares but is intended to support the certification set forth in this Form with respect to both our ADSs and our ordinary shares. The use of "Benetton", "Company", "we", "our" or similar terms in this Form refers to Benetton Group S.p.A.

PART I

Item 1. Exchange Act Reporting History

Benetton first incurred the duty to file reports under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act") on June 8, 1989 when our registration statement on Form F-1 was declared effective by the U.S. Securities and Exchange Commission (the "SEC").

Benetton has filed all reports required under Exchange Act section 13(a) or section 15(d) and corresponding SEC rules for the 12 months preceding the filing of this form, and it has filed at least one annual report under Section 13(a).

Item 2. Recent United States Market Activity

Benetton's securities were last sold in the United States in a registered offering under the United States Securities Act of 1933, as amended (the "Securities Act") in 1993 pursuant to a Registration Statement on Form F-3, filed on December 21, 1993.

Item 3. Foreign Listing and Primary Trading Market

Benetton maintains a listing on the Mercato Telematico Azionario, the Italian automated screen-based trading system managed by Borsa Italiana S.p.A. (the "Italian Stock Exchange"), and the Frankfurt Stock Exchange. The Italian Stock Exchange is the primary trading market for the Company's securities.

Benetton was initially listed on the Milan Stock Exchange on July 28, 1986 and on the Frankfurt Stock Exchange on October 14, 1988, and the listings of its ordinary shares on the Italian Stock Exchange and the Frankfurt Stock Exchange have been maintained for at least the 12 months preceding the filing of this Form.

During the twelve-month period beginning on September 1, 2006 and ending on August 31, 2007, the average daily trading volume ("ADTV") of transactions in Benetton's ordinary shares effected on the Italian Stock Exchange represented approximately 98.02% of the worldwide average daily trading volume in Benetton's ordinary shares. The ADTV of transactions in Benetton's ordinary shares effected on the Frankfurt Stock Exchange represented approximately 0.46% of the worldwide average daily trading volume of Benetton's ordinary shares.

Item 4. Comparative Trading Volume Data

The twelve-month period used to meet the requirements of Rule 12h-6 began on September 1, 2006 and ended on August 31, 2007.

Please find attached Exhibit 1.1 disclosing the comparative trading volume data (the ADTV of the ordinary shares of the Company in the US and on a worldwide basis) in tabular format.

For the same recent 12-month period, the ADTV of the Company's ordinary shares in the United States was 1.52% of the ADTV of the Company's ordinary shares on a worldwide basis.

Benetton filed its Form 25 for purposes of notifying the Commission of the delisting of our ADSs from New York Stock Exchange ("NYSE") on October 9, 2007. The delisting of our ADSs from NYSE became effective before the opening of trading on October 19, 2007. Benetton has not previously delisted our ADSs or ordinary shares from a national securities exchange or inter-dealer quotation system in the United States.

Benetton has not terminated its sponsored American depositary receipt facility.

The trading volume information set forth in Exhibit 1.1 was obtained by Deutsche Bank from Bloomberg.

Item 5. Alternative Record Holder Information

Not applicable.

Item 6. Debt Securities

Not applicable.

Item 7. Notice Requirement

Benetton published its notice, required by Rule 12h-6(h), disclosing its intent to terminate its duty to file reports under section 13(a) or 15(d) of the Exchange Act under cover of a Form 6-K on September 12, 2007, also attached hereto as Exhibit 1.2.

Item 8. Prior Form 15 Filers

Not applicable.

PART II

Item 9. Rule 12g3-2(b) Exemption

The Company will publish the information required under Rule 12g3-2(b)(1)(iii) on its website at http://www.benettongroup.com.

PART III

Item 10. Exhibits

1.1 Chart containing the comparative trading volume data during the twelve-month period beginning on September 1, 2006 and ending on August 31, 2007 in tabular format.

1.2 Abstract of the press release issued by the Company on September 12, 2007 disclosing its intent to terminate its duty to file reports under section 13(a) or 15 (d) of the Exchange Act.

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1) The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i); or

(2) It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, Benetton Group S.p.A. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Benetton Group S.p.A. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

BENETTON GROUP S.P.A.

/s/ Luciano Benetton

Name: Luciano Benetton
Title: Executive Chairman

Exhibit 1.1

The following table discloses, for the twelve-month reference period, the average daily trading volume in Benetton's ordinary shares on the New York Stock Exchange ("NYSE") and on a worldwide basis.

	Average Daily Trading Volume Worldwide (1) (2)	Average Daily Trading Volume effected in the United States (1) (3)
Ordinary shares	828,455	12,588
(1)

In the United States, our ordinary shares trade in the form of American Depositary Shares ("ADSs"), each of which represents two ordinary shares. For purposes of this calculation we have counted the number of ordinary shares represented by each ADS.

(2)	Includes on-exchange as well as off-exchange transactions effected in the United States, Italy and Frankfurt.
(3)	Includes on-exchange as well as off-exchange transactions effected in the United States.

The following table discloses, for the twelve-month reference period, the average daily trading volume of Benetton's ordinary shares on the NYSE as a percentage of the average daily trading volume on a worldwide basis.

% of the Average Daily Trading Volume effected in the United States
Ordinary Shares	1.52%

Exhibit 1.2

Abstract of the press release issued on September 12, 2007

Benetton Board of Directors resolves to file application

to deregister and delist from NYSE

Delisting from NYSE and termination of registration in accordance with the Securities Exchange Act

Today the Board of Directors resolved to request the voluntary termination of the listing and registration of its own American Depositary Shares (ADS) at the New York Stock Exchange (NYSE) and the voluntary termination of its registration and of its duty to file reports pursuant to the Securities Exchange Act of 1934.

The decision was made in the light of the globalization process within the financial markets and of the internationalization of the Italian Stock Exchange, taking into account the low trading volumes in New York and due to the fact that even the principal American shareholders trade Benetton shares mainly on the Italian stock exchange.

Benetton Group, which adheres to the standards required by the American legislation of 2002, the Sarbanes Oxley Act, will continue to maintain a level of internal control, corporate governance and financial reporting in accordance with the highest international standards, in addition, naturally, to the full respect of Italian legislation governing savings.

The delisting and deregistration of Benetton Group do not affect the Group's business strategy in the United States.

In the next few days, Benetton Group will file Form 25 and Form 15F to the Securities Exchange Commission (SEC), subsequently following the procedures and timing provided by the new simplified procedure recently approved by SEC.

Benetton Group has not arranged for listing and/or registration of its ordinary shares or ADSs on any other U.S. national securities exchange or quotation medium (as defined in Rule 15c 2-11 under the Exchange Act).

The Company will maintain its Level 1 American Depository Receipt programme. Ordinary shares will remain listed on the Italian Stock Exchange, constituting the primary trading market.

The Company will continue to make its annual and interim reports and press releases available on its website (www.benettongroup.com), also in English.

For further information and contacts:

Media

+39 0422519036

www.benettongroup.com/press

www.benettonpress.mobi

Investor Relations

+39 0422519412

www.benettongroup.com/investors